UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 000-32475

CUSIP NUMBER: 04634R 10 6
(CHECK ONE):  ☐ Form 10-K    ☐ Form 20-F    ☐ Form 11-K    ☒ Form 10-Q    ☐ Form 10-D    ☐ Form N-SAR    ☐ Form N-CSR

For the period ended: November 30, 2007

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

FOR THE TRANSITION PERIOD ENDED: ___________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I - REGISTRANT INFORMATION

Full Name of Registrant:           Astrata Group Incorporated

Former Name if Applicable: ______________________________________________

Address of Principal Executive Office:

950 South Coast Drive, Suite 265

 Street and Number

Costa Mesa, California 92626

City, State and Zip Code

 PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

 PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

The Quarterly Report on Form 10-QSB for the period ended November 30, 2007 could not be filed within the prescribed time period because management requires additional time to finalize the revenue recognition on a contract and prepare its financial statements to be included in the Form 10-QSB. On January 14, 2008, the Company filed a Form 8-K, 4.02 Non-reliance on previously issued financial statements on completed interim reviews for the periods as of and for the three and six month periods ended May 31, 2007 and August 31, 2007, respectively.  Amended reports for the quarterly periods ended May 31, 2007 and August 31, 2007 will be restated and filed. It is anticipated that the restated reports on Form 10-QSB and the Form 10-QSB for the quarterly period ended November 30, 2007 will all be filed within the extension period.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

THOMAS A. WAGNER  (714) 641-1512

(Name)  (Area Code)  (Telephone Number)

(2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).   ☒ Yes ☐ No:

(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?   ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ASTRATA GROUP INCORPORATED

(Name of Registrant as Specified in Charter)

Registrant has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 14, 2008

	By:	/s/ THOMAS A. WAGNER
THOMAS A. WAGNER, Chief Financial Officer